SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                          Peoples Financial Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   71103A 10 4
                                 (CUSIP Number)


                               Cynthia A. Shafer,
                        Vorys, Sater, Seymour and Pease,
                             Suite 2100, Atrium Two,
                             221 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-4009
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 19, 2000
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

                                  SCHEDULE 13D

CUSIP NO.  71103A 10 4

1.       NAME OF REPORTING PERSON
         SS OR IRS IDENTIFICATION NO. OF REPORTING PERSON:

                  Paul von Gunten


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)
         (b)


3.       SEC USE ONLY:


4.       SOURCE OF FUNDS:

                  SC, PF


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):


6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                           118,721
8.       SHARED VOTING POWER:                           3,000
9.       SOLE DISPOSITIVE POWER:                      107,638
10.      SHARED DISPOSITIVE POWER:                      3,000


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  121,728


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES:


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                  9.56%


14.      TYPE OF REPORTING PERSON:

                  IN

Item 1.           Security and Issuer.
------

                  Common shares, no par value
                  Peoples Financial Corporation
                  211 Lincoln Way East
                  Massillon, Ohio 44646

Item 2.           Identity and Background.
------

                  (a)      Paul von Gunten

                  (b)      211 Lincoln Way East
                           Massillon, Ohio 44646

                  (c) President and Chief Executive Officer of Peoples Financial Corporation and Peoples Federal Savings and Loan Association of Massillon, 211 Lincoln Way East, Massillon, Ohio 44646

                  (d) During the last five years, Mr. von Gunten has not been convicted in a criminal proceeding.

                  (e) During the last five years, Mr. von Gunten has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. von Gunten is a citizen of the United States of America.

Item 3.           Source and Amount of Funds and Other Consideration.
------

                  Mr. von Gunten purchased 17,200 shares on November 21, 1997, with personal funds. He and his wife also purchased shares with personal funds in connection with the initial public offering by the issuer in September 1996. In 1996 and 1997, Mr. von Gunten inherited shares from the estates of his father and mother. Mr. von Gunten has also acquired shares through his 401(k) plan account, 31,090 of which remained in his 401(k) account at January 19, 2000, 11,083 shares pursuant to the Peoples Financial Corporation Employee Stock Ownership Plan (the "ESOP"), 9,540 shares pursuant to the Peoples Financial Corporation Recognition and Retention Plan and Trust Agreement (the "RRP"), and 5,761 shares using personal funds to exercise part of a stock option awarded pursuant to the Peoples Financial Corporation 1997 Stock Option and Incentive Plan (the "Stock Option Plan"). He also has the right within the next 60 days to exercise an option to purchase 8,240 shares pursuant to the Stock Option Plan.

Item 4.           Purpose of  Transaction.
------

                  All shares held by Mr. von Gunten are held for investment. Other than as a member of the Board of Directors and management of the issuer, which regularly considers such matters, Mr. von Gunten has no plans or proposals relating to or which would result in any of the following:

                  (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, other than additional shares that may be acquired pursuant to the issuer's stock benefit plans;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the issuer;

                  (f) Any other material change in the issuer's business or corporate structure;

                  (g) Changes in the issuer's  Articles of Incorporation or Code
                  of   Regulations   or  other  actions  which  may  impede  the
                  acquisition of control of the issuer by any person;

                  (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j)  Any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.
------

                  (a) Mr. von Gunten beneficially owns 121,728 shares, which is 9.56% of the total issued and outstanding common shares of the issuer.

                  (b) Mr. von Gunten has sole voting and dispositive power with respect to 107,6380 shares, sole voting but not dispositive power with respect to 11,083 shares, and shared voting and dispositive power with respect to 3,000 shares held by Mr. von Gunten's spouse.

                   Mr. von Gunten's wife is Dorothy von Gunten. Ms. von Gunten is a citizen of the United States of America, and during the past five years, Ms. von Gunten has neither been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. von Gunten has the same address as Mr. von Gunten and is a homemaker.

                  (c) During the last sixty days, Mr. von Gunten acquired shares under the ESOP (allocated to his account as of September 30, 1999,) for no consideration. In addition, on March 19, 2000, Mr. von Gunten will be entitled to a distribution of 2,385 shares under the RRP pursuant to an award made on March 19, 1997, also for no consideration, and will be entitled to exercise an option for 8,240 shares awarded on March 19, 1997, pursuant to the Stock Option Plan.

                  (d)      Inapplicable.

                  (e)      Inapplicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships With
------            Respect to Securities of the Issuer.

                  There are no contracts, arrangements, understandings or relationships between Mr. von Gunten and any other person with respect to any securities of the issuer, except for award agreements pursuant to the RRP and the Stock Option Plan.

Item 7.           Material to be Filed as Exhibits.
------

                  1. Stock Option Award Agreement (Incorporated  by reference to
                  Schedule 13D Amendment No. 1 filed by Mr. von Gunten)

                  2. Recognition and Retention Plan and Trust Award Agreement (Incorporated by reference to Schedule 13D Amendment No. 1 filed by Mr. von Gunten)

                  3. Amendment to  Award Agreement (Incorporated by reference to
                  Schedule 13D Amendment No. 2 filed by Mr. von Gunten)

                  4.  Second Amendment to Award Agreement

Signature
---------
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Paul von Gunten
Signature

Paul von Gunten
Name

1.18.00
Date

                                    EXHIBIT 4


                       SECOND AMENDMENT TO AWARD AGREEMENT
                  PURSUANT TO THE PEOPLES FINANCIAL CORPORATION
                      1997 STOCK OPTION AND INCENTIVE PLAN


         THIS AMENDMENT is made to be effective as of December 15, 1999, by and between Peoples Financial Corporation (the "COMPANY") and Paul von Gunten (the "OPTIONEE").

                                   WITNESSETH:

         WHEREAS, the Board of Directors of the COMPANY adopted the Peoples Financial Corporation 1997 Stock Option and Incentive Plan (the "PLAN") on January 22, 1997;

         WHEREAS, the shareholders of the COMPANY approved the PLAN on March 19, 1997;

         WHEREAS, pursuant to the provisions of the PLAN, the Stock Option Committee of the Board of Directors of the COMPANY (the "COMMITTEE") awarded an option to acquire common shares of the COMPANY, no par value per share (the "COMMON SHARES"), to the OPTIONEE upon the terms and conditions set forth in an agreement dated March 19, 1997 (the "AGREEMENT");

         WHEREAS, the Board of Directors of the COMPANY and the COMMITTEE made adjustments to the terms of such option in accordance with Section 9 of the PLAN as a result of a return of capital paid to the shareholders of the COMPANY in September 1997, as set forth in an Amendment to Award Agreement Pursuant to Peoples Financial Corporation 1997 Stock Option and Incentive Plan (the "FIRST AMENDMENT");

         WHEREAS, the OPTIONEE has agreed to a reduction in the number of shares subject to the option to reduce his share ownership to be within the limitations of Article Seventh of the Articles of Incorporation of the COMPANY; and

         WHEREAS, the COMPANY and the OPTIONEE desire to express agreement upon the terms of the option as so adjusted;


         NOW, THEREFORE, in consideration of the above premises and intending to be legally bound by this AGREEMENT, the parties hereto agree to the following:

         1. The number of common shares of PFC subject to the option shall be adjusted to 14,001 common shares;

         2. Subject to the provisions of the PLAN and the other provisions of the AGREEMENT, as amended by the First Amendment, the option shall be exercisable in accordance with the following schedule:

                                               Number of Shares
              Date                             First Exercisable

              March 19, 1998                         5,761
              March 19, 1999                         5,761
              March 19, 2000                         2,479


         3. All other terms and conditions of the option, as set forth in the PLAN and the AGREEMENT, as amended by the FIRST AMENDMENT, shall continue in full force and effect.

         IN WITNESS WHEREOF, the undersigned have hereunto set their hands this 15th day of December, 1999.



                                                PEOPLES FINANCIAL CORPORATION


                                                 By: /s/Vince E. Stephan
                                                     Vince E. Stephan
                                                     Its:  CHAIRMAN


                                                 OPTIONEE



                                                 /s/Paul von Gunten
                                                 Paul von Gunten